January 5, 2011

U.S Securities & Exchange Commission
Division of Corporation Finance
Attention: Martin James
Washington, D.C. 20549

Re:  JBI, Inc.
        Form 8-K dated May 14, 2010 filed May 14, 2010
        File No. 000-52444

Dear Mr. James:

We represent JBI, Inc. (“JBI” or, the “Company,” “we,” “us,” or “our”).  By letter dated January 5, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Form 8-K (the “8-K”) originally filed on May 14, 2010. We have amended the 8-K to include disclosure the our former independent public accounting firm, Gately & Associates, LLC, PCAOB registration was revoked on October 22, 2010.

Additionally, we have included disclosure of the filing of our Amended Form 10-K for the fiscal year ended December 31, 2009, which contained audited financials for the fiscal years ended December 31, 2009 and 2008 respectively completed by our current independent registered accounting firm WithumSmith+Brown, PC.

Very truly yours,

ANSLOW & JACLIN LLP

By: /s/ Gary S. Eaton
       Gary S. Eaton